Contact

www.linkedin.com/in/james-jim-greenberg-51640315 (LinkedIn)

Top Skills

Program Management

Business Planning

Mergers

James (Jim) Greenberg

Former Chairman & CEO at DevCorp International, Founding Chairman of Grameen Capital India, and now Chairman of Biochar Life, P.B.C.

Chevy Chase, Maryland, United States

Summary

Following 6 years of military service, primarily as an Army pilot, I lived and worked globally with primary emphasis (38 years) in the MENA Region. My experience spans many industries and countries, all primarily aimed at establishing new ventures in the MENA region in joint ventures between foreign and local companies. My focus has been on the complete process of identifying potential new ventures, doing the initial development and investigation, identifying potential international and local partners in specific industry sectors, identifying sources of financing, organizing the effort, and leading or advising on the start up implementation of these ventures. I have led the start up of 5 operating companies in Saudi Arabia, Bahrain,and Oman, and have assisted the process through my primary company, DevCorp International, for several others. Prior to co-founding DevCorp in 1995, I founded one of the first containerized shipping and transport groups in Saudi Arabia in1976 called Saudi Container Services. Beginning in 1986, I joined General Dynamics, and began developing new projects in Egypt, Pakistan and Saudi Arabia, all of which were successful.   I became Program Director and General Manager of the local joint venture to implement a major armored vehicle upgrade and overhaul program in Saudi Arabia in 1988, during which we also performed large support contracts to support the US Army during Desert Storm/Shield. In 1995, an American investment Banker and I co-founded DevCorp International which formed a first of its kind early stage development Fund in 1998 under the Saudi Economic Offset Program. I began transferring my commercial venture development experience to efforts to alleviate global poverty in 2000 through the Grameen Foundation with emphasis on India and the MENA region.

I retired in 2018, and am now active as Chairman of Biochar Life; the first accredited entity to train smallholder farmers to biochar their crop waste, use it for its well-known agricultural benefits, and trade the resulting CO2eq removal credits (the majority of which are paid

to the famers and production support workers to maximize the social impact.

Experience

Biochar Life, P.B.C.
Chairman of the Board
December 2021 - Present (2 years 4 months)
USA, East Africa

Biochar Life trains smallholder farmers in tropical countries to make biochar (a carbon negative soil amendment) from their crop wastes (instead of burning it), mixing it with manure, urine, or compost, and sequestering in their soils as a replacement for chemical fertilizers, greater water retention and crop yields with cash payments to farmers and local communities for the resulting CO_2 Removal Credits.

Grameen Capital India
Founding Board Chair
2005 - 2018 (13 years)
Mumbai, India

GCI is a developmental Investment Holding Company with 2 subsidiaries to provide financial advisory services (through Grameen Capital Investment Advisors) and direct loans and guarantees (through Grameen Impact India) to the microfinance and social enterprise sectors in India. The GCI Holding Co. also plans to provide CSR advisory services to companies in support of the CSR requirements under the new India Companies Law.   Together, these 3 companies form a "Capital With a Conscience EcoSystem" of financial services and lending to the poor and social enterprise sectors in India. The attached 2 briefings provide overviews of GCI and its now formed Impact Investment NBFC venture debt initiative called Grameen Impact India.

Grameen Foundation
Board Director
2001 - 2018 (17 years)
Washington, D.C.

Grameen Foundation began its operations in the US in 1997 as a microfinance replication and support NGO to support the global microfinance sector. Since then it has grown into a multi-faceted economic development organization that has decentralized into regional organizations in Asia, Latin/South America, Africa, India, and the MENA Region in addition to is Headquarters activities in Washington, D.C. Its diversified services include loans, guarantees, and equity investments through its Pioneer Fund; development and implementation of technology tools (using mobile phones as a delivery platform) to assist the poor and enhance financial inclusion for the underserved; measurement of the impact of different social and financial interventions; as well as continuing to provide Technical Assistance in needed areas. Grameen Foundation's activities in the MENA Region are handled through its joint venture with the Abdul-Latif Jameel Group called Grameen Jameel Microfinance, Ltd. Its activities in India are handled through its joint venture with Citi-Group and the Patni family called Grameen Capital India, and its wholly owned subsidiary called Grameen Foundation India.

DevCorp International
Former Chairman
1995 - 2018 (23 years)
Saudi Arabia and Bahrain

DevCorp International is an Early Stage Development Company that specializes in identifying, developing, financing, and implementing new joint ventures between local and international companies in the MENA region. DevCorp has researched and developed projects spanning aquaculture, petrochemicals, IT, Telecoms, Energy Efficient Building systems, Energy Efficient Lighting, and metallurgy in Saudi Arabia, Bahrain, Oman, Kuwait, and Morocco with potential industry partners from over 20 countries in North America, Europe, and Asia. DevCorp conceived and implemented a first of its kind, early stage development and financing fund under the Saudi Economic Offset Program to develop multiple, sustainable new businesses in Saudi Arabia. The attached briefing provides an overview of the DevCorp development process and activities. Given the retirement of key executives and changes in priorities of the Economic Offset Program and its investors, DevCorp will discontinue its operations in 2014.

Grameen Jameel Microfinance, Ltd.
Board Director
2007 - 2014 (7 years)
Dubai

Grameen Jameel Microfinance, Ltd. (GJ) is a joint venture between Grameen Foundation in the US and the Abdul-Latif Jameel Group in Saudi Arabia. Headquartered in Dubai, GJ provides loans, guarantees, and technical assistance to 19 MFIs in 9 countries in the MENA Region plus Turkey. Through its partner MFIs GJ has reach in excess of 2 million microfinance clients. Grameen Jameel is now expanding into new areas of social enterprise financing and activities supporting micro-insurance, youth employment/ entrepreneurship, solar energy, and mobile financial services while reinforcing its traditional work in providing loans, guarantees, and Technical Assistance to the microfinance sector. The attached briefing provides an overview of Grameen Jameel activities.

Arabian Shrimp Company, Ltd.
Co-Founder, Founding Chairman of Exec. Comm, and Board Director
2002 - 2014 (12 years)
Jizan, Saudi Arabia

Following the re-claiming of our shrimp farm site by the Oman Government in 2002, we moved our activities and management to Saudi Arabia that was in the infancy of developing its potential for aquaculture along the Red Sea coast line. We identified a 6,000 hectare (15,000 acres) site running 25 kms along the southern Red Sea coast line of Saudi Arabia near the Yemen border, and were able to obtain a 20 year (extendable) lease as there was little understanding of the aquaculture potential amongst other potential investors. As we had already gained the experience of successfully building and operating shrimp farming infrastructure in subkha soils and in full strength, high salinity sea water, we launched immediately into a commercial size 700 hectare project as the 1st phase of developing this huge site in partnership with the Arab Authority for Aquaculture Investment and Development, our aquaculture SPV-AquaFarms, our Economic Offset Fund-The SOLP, and a local Saudi company named Aquad. We experienced the inevitable delays in final government approvals and financing, but successfully built and produced on 500 hectares prior to the advent of a shrimp disease called WSSV that closed every shrimp farm along the Red Sea Coast in early 2011. We are now transitioning the project to other aquaculture species to include algae, and are planning a restart in the latter part of 2014. The attached photo briefing provides a tutorial on the development and operations of aquaculture operations in isolated areas in desert subkha conditions.

Oman International Shrimp Company, SAOC
Co-Founding Partner
1995 - 2002 (7 years)
Oman

Mr. Uwe Jahnke, Co-Founder of DevCorp, and I started investigating the potential for aquaculture in the GCC countries in 1995 with initial focus on shrimp culture in Oman and Saudi Arabia. These were early days for aquaculture in the GCC; most people were very skeptical; and the regulatory structure for both aquaculture and FDI were in their infancy. With a little bit of knowledge, we knew the growing conditions along the coast line of the Arabian Sea in Oman and the Red Sea in Saudi Arabia seemed ideal for aquaculture, but no one had proved it yet. We were able to attract the attention of the principals of the largest shrimp farming group in the Western Hemisphere at the time, Sea Farms International, and formed a joint venture between our company, DevCorp, Sea Farms International, and the Shanfari Group in Oman called Oman International Shrimp Company. After extensive site surveys along virgin coast lines of Oman, we were able to obtain initial approval for an isolated, 2,000 hectare site in Duqum, 600 kms south of Muscat. After several years of continued investigation, we formed OISC, established a pilot size hatchery in Muscat, brought in disease free, gravid female shrimp from Tanzania, and successfully proved that this was not only possible in Oman, but possible with world standard cost and production metrics and quality. We were able to obtain project financing from a bank in Bahrain for the commercial expansion, but had to cease operations in 2002 due to the Oman Government need for that site to establish what is now the Duqum Special Economic Zone with large industrial projects, and an international port. As there were no other equivalent sites for large scale, semi-extensive shrimp culture in Oman, we moved our activities to Saudi Arabia where we established Arabian Shrimp Company on a much larger basis. The Oman aquaculture and FDI regulations are now significantly improved, and I am investigating 2 new projects to implement there.

General Dynamics, and Mansour General Dynamics
Director Business Development, Program Director, and General Manager
1986 - 1994 (8 years)
Detroit, St. Louis, Saudi Arabia, and UAE

Successfully developed programs in Egypt, Pakistan and Saudi Arabia for General Dynamics Services Company. Implemented the first major General Dynamics program in Saudi Arabia beginning in 1988. As Program Director and GM of the local JV (established to perform the locally based SOW) he led a complex program to successful financial and program performance completion while maintaining excellent working relationships with the Saudi Land Forces and the local JV partners. This Program and JV subsequently played an active support role to both US and Saudi forces during the 1st Gulf War, led to the multibillion $$ M1A2 Main Battle Tank Program for Saudi, and is now one of the largest defense services companies in Saudi Arabia.

Following his development and program management role, Jim developed offset solutions for General Dynamics for Saudi Arabia, Kuwait, and the UAE.

Investor, Executive, Independent Consultant
Investor, Executive, Independent Consultant
1981 - 1985 (4 years)
Washington, D.C.

Invested in an allied medical vocational training school in Georgetown, Washington, D.C. while doing independent, project development work for projects in Saudi Arabia and Kuwait.

Saudi Container Services/Sea Train
Founding General Manager
1976 - 1981 (5 years)
Dammam, Saudi Arabia (opns offices in Riyadh, Jeddah, Jubail, and Yanbu

Identified potential for an integrated container shipping and transport company in Saudi Arabia in 2nd year of my MBA program. Developed concept, identified investors, and implemented this integrated shipping, transport, and project management group beginning in 1976 with Seatrain and the Olayan Group in Saudi Arabia. The company participated in major infrastructure projects of the Kingdom of Saudi Arabia in the 1970s and 1980s, and eventually split into 3 companies, all of which continue in operations today.

U.S. Army
Lieutenant -Captain
1968 - 1974 (6 years)
London, United Kingdom; US; Korea

Port Operations, Platoon Leader, Company Commander, Aviation Maintenance and Logistics, Pilot in both Fixed Wing and Rotary Wing Aircraft, Diploma from the Industrial College of the Armed Forces

_____

Education

Harvard Business School
Master of Business Administration (MBA) · (1974 - 1976)

US Army Fixed Wing and Rotary Wing Flight Schools
Airplane Single and Multiengine Land Ratings. Rotarcraft-Helicopter. Instrument, Incld. Helicopter, Aeronautics/Aviation/Aerospace Science and Technology, General · (1970 - 1971)

University of Southern California (London Branch)

Master's degree, International Relations · (September 1968 - June 1970)

United States Military Academy, (West Point)

Bachelor of Science (BS), Engineering · (1964 - 1968)